Ladenburg Thalmann & Co. Inc.
640 Fifth Avenue, 4th Floor
New York, New York 10019

November 19, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Autonomix Medical, Inc.
Registration Statement on Form S-1, as amended File No: 333-282940

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), Ladenburg Thalmann & Co. Inc., as representative of the underwriters for the proposed offering, hereby joins the request of Autonomix Medical, Inc. (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 5:30 p.m. Eastern Time on Thursday, November 21, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Commission under the Securities Act, please be advised that there will be distributed to each underwriter, dealer or agent, who is reasonably anticipated to participate in the distribution of the securities in this offering, as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned is aware of its obligations under the provisions of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, including the delivery requirements contained in such Rule, in connection with the above-referenced issue.

Very truly yours, Ladenburg Thalmann & Co. Inc. By: /s/ Nicholas Stergis Name: Nicholas Stergis Title: Managing Director, Head of Investment Banking

cc:	Leslie Marlow, Esq., Blank Rome LLP Patrick J. Egan, Esq., Blank Rome LLP